SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 11-K

\X\ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999, OR
\ \ FOR TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM _________TO ________

Commission file number 001-00434

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Procter & Gamble Subsidiaries Savings Plan, The Procter & Gamble Company, Two Procter & Gamble Plaza, Cincinnati, Ohio 45202

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202.


REQUIRED INFORMATION

Item 4. Plan Financial Statements and Schedules Prepared in Accordance With the Financial Reporting Requirements of ERISA


                 THE PROCTER & GAMBLE SUBSIDIARIES SAVINGS PLAN

                    Financial Statements for the Years Ended
                         December 31, 1999 and 1998 and
                          Independent Auditors' Report



THE PROCTER & GAMBLE SUBSIDIARIES SAVINGS PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------
                                                                            Page

INDEPENDENT AUDITORS' REPORT                                                  1

FINANCIAL STATEMENTS:

 Statements of Net Assets Available for Benefits as of
  December 31, 1999 and 1998                                                  2

 Statements of Changes in Net Assets Available for Benefits
  for the Years Ended December 31, 1999 and 1998                              3

 Notes to Financial Statements for the Years Ended
  December 31, 1999 and 1998                                                  4

SUPPLEMENTAL SCHEDULES OMITTED - The following schedules were omitted because of the absence of conditions under which they are required or due to their inclusion in information filed by The Procter & Gamble Master Savings Trust:

   Reportable Transactions for the Year Ended December 31, 1999

   Assets Held for Investment Purposes

   Assets Acquired and Disposed of Within the Plan Year

   Party-in-Interest Transactions

   Obligations in Default

   Leases in Default



DELOITTE &
  TOUCHE LLP
------------          ------------------------------------------------------
                      Deloitte & Touche LLP        Telephone: (513) 784-7100
                      250 East Fifth Street
                      P.O. Box 5340
                      Cincinnati, Ohio 45201-5340



INDEPENDENT AUDITORS' REPORT

To The Procter & Gamble Master Savings Plan Committee:

We have audited the accompanying statements of net assets available for benefits of The Procter & Gamble Subsidiaries Savings Plan (the "Plan") as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP
------------------------
DELOITTE & TOUCHE LLP
April 26, 2000



THE PROCTER & GAMBLE SUBSIDIARIES SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------
                                                 1999            1998
ASSETS -
  Investment in The Procter & Gamble
  Master Savings Trust, at fair value         $14,923,913     $13,287,055

LIABILITIES -
  Accrued administrative expenses                   9,534           -
                                              -----------     -----------

NET ASSETS AVAILABLE FOR BENEFITS             $14,914,379     $13,287,055
                                              ===========     ===========

See notes to financial statements.



THE PROCTER & GAMBLE SUBSIDIARIES SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998
                                                 1999            1998
ADDITIONS:
 Investment income - Equity in net
  earnings of The Procter & Gamble
  Master Savings Trust                        $ 2,339,928     $ 2,203,411
                                              -----------     -----------
DEDUCTIONS:
 Distributions and
  withdrawals to participants                     669,824         834,973
 Administrative expenses                           42,780            -
                                              -----------     -----------
          Total deductions                        712,604         834,973
                                              -----------     -----------

NET INCREASE                                    1,627,324       1,368,438

NET ASSETS AVAILABLE FOR BENEFITS:
 Beginning of year                             13,287,055      11,918,617
                                              -----------     -----------

 End of year                                  $14,914,379     $13,287,055
                                              ===========     ===========

See notes to financial statements.



THE PROCTER & GAMBLE SUBSIDIARIES SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

1.   DESCRIPTION OF THE PLAN

     The following brief description of The Procter & Gamble Subsidiaries Savings Plan (the "Plan) is provided for general information only. Participants should refer to the Plan agreement for more complete information.

     GENERAL - The Plan was established effective March 2, 1990 upon the acquisition of the Hawaiian Punch Division of DelMonte by The Procter & Gamble Company ("Company"). Effective March 14, 1996, the Sundor Brands Savings Plan, Max Factor Savings Plan and Speas Savings Plan were merged into the Plan. The Plan is a voluntary defined contribution plan covering all eligible employees of Sundor Group, Inc., including the Sundor Brands and Hawaiian Punch divisions, Max Factor & Company and Speas Company, all subsidiaries of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     CONTRIBUTIONS AND VESTING - Effective April 1996, all contributions to the Plan were suspended and all participants became fully vested.

     DISTRIBUTIONS - The Plan provides for benefits to be paid upon retirement, disability, death, or separation other than retirement as defined by the Plan document. Plan benefits may be made in a lump sum of cash or shares of common stock, in installment payments over a period not to exceed 180 months or an annuity. Retired or terminated employees shall commence benefit payments upon attainment of age 70 1/2.

     WITHDRAWALS - A participant may withdraw any portion of after-tax contributions once in any six-month period. Participants who have attained age 59 1/2 or have demonstrated financial hardship may withdraw all or any portion of their before-tax contributions once in any six-month period.

     PLAN TERMINATION - Although the Company has not expressed any intent to do so, it has the right under the Plan to terminate the Plan subject to the provisions of ERISA.

     ADMINISTRATION - The Plan is administered by the Master Savings Plan Committee consisting of four members appointed by the Board of Directors of the Company, except for duties specifically vested in the trustee, PNC Bank, Ohio, N.A. ("PNC Bank"), who is also appointed by the Board of Directors of the Company.

     PARTICIPANT ACCOUNTS AND INVESTMENT OPTIONS - Each participant's account is credited with an allocation of the Plan's earnings or losses. The benefit to which a participant is entitled is limited to the benefit that can be provided from their account. Participants may allocate their account in one or all of the following investment options offered by the Plan (Note 4):

          ENHANCED CASH FUND (FORMERLY THE RESERVE FUND) - The prospectus states that this fund invests in short to medium length maturity, interest-bearing instruments.

          COMPANY STOCK FUND - This fund invests in shares of The Procter & Gamble Company common stock.

          ACTIVE FIXED-INCOME CORE FUND (FORMERLY THE MANAGED BOND FUND) - The prospectus states that this fund invests in a diversified portfolio of publicly and privately traded corporate, government, international, and mortgage backed bonds.

          DISCIPLINED EQUITY FUND (FORMERLY THE LARGE COMPANY FUND) - The prospectus states that this fund invests in equity securities of approximately 300 domestic, large company stocks.

          DIVERSIFIED FUND - The prospectus states that this fund invests in a balanced portfolio consisting of both equity and fixed securities.

          INTERNATIONAL EQUITY FUND - The prospectus states that this fund invests in a diversified portfolio of equity securities of foreign corporations.

          SMALL COMPANY EQUITY II FUND (FORMERLY THE SMALL COMPANY FUND) - The prospectus states that this fund invests in a portfolio of equity securities issued by small companies.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING - The accompanying financial statements have been prepared on the accrual basis of accounting and the Plan's net assets and transactions are recorded at fair value. The Plan's investment in The Procter & Gamble Company common stock is valued at the closing price on an established security exchange. The Plan's investment funds (funds) are valued by the fund manager, J.P. Morgan Investment Management, Inc., based upon the fair value of the funds' underlying investments. Income from investments is recognized when earned and is allocated to each plan participating in The Procter & Gamble Master Savings Trust (Master Trust) by PNC Bank and to each participant's account by the Plan's recordkeeper.

     EXPENSES OF THE PLAN - Investment management expenses are paid by the Plan in 1999. All other fees are paid by the Company. The Company paid all Plan expenses in 1998.

     USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     RECLASSIFICATIONS - The Plan has adopted Statement of Position 99-3 "Accounting and Reporting of Certain Employee Benefit Plan Investments and Other Disclosure Matters." As a result, the financial statements have been revised to eliminate the by-fund disclosures.

3.   TAX STATUS

     The Internal Revenue Service has determined and informed the Company by letter dated February 16, 1996 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. The Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC as of December 31, 1999 and 1998. Therefore, the Plan Administrator believes that the Plan was qualified and tax-exempt as of December 31, 1999 and 1998 and no provision for income taxes has been reflected in the accompanying financial statements.

4.   INTEREST IN MASTER TRUST

     Effective January 1, 1993, the Company formed the Master Trust in accordance with a master trust agreement with PNC Bank.

     Use of a master trust permits the commingling of investments that fund various Company-sponsored defined contribution plans for investment and administrative purposes. Although assets are commingled in the Master Trust, PNC Bank maintains records for the purpose of allocating contributions and changes in net assets of the Master Trust to participating plans based upon each plan's proportionate interest in the Master Trust. The following represents the 1999 and 1998 audited financial information regarding the net assets and investment income of the Master
     Trust:


Assets of the Master Trust at December 31, 1999 are summarized as follows:
                                                                                                         ACTIVE
                                                   SMALL        INTER-                                   FIXED-
                                     DISCIPLINED   COMPANY      NATIONAL     ENHANCED                    INCOME
                       COMPANY       EQUITY        EQUITY II    EQUITY       CASH          DIVERSIFIED   CORE
                       STOCK FUND    FUND          FUND         FUND         FUND          FUND          FUND         TOTAL
Investments, at fair
 value                 $95,073,504   $90,403,642   $5,939,202   $3,536,914   $25,264,139   $36,357,122   $5,556,031   $262,130,554
Accrued interest and
 dividends                   4,143           171           57           34           164            68           27          4,664
                       -----------   -----------   ----------   ----------   -----------   -----------   ----------   ------------

Total                  $95,077,647   $90,403,813   $5,939,259   $3,536,948   $25,264,303   $36,357,190   $5,556,058   $262,135,218
                       ===========   ===========   ==========   ==========   ===========   ===========   ==========   ============

Plan's investment in
 Master Trust          $ 5,003,396   $ 7,175,605   $  113,583   $   33,245   $ 1,571,466   $   958,086   $   68,532   $ 14,923,913
                       ===========   ===========   ==========   ==========   ===========   ===========   ==========   ============

Plan's percentage
 ownership interest
 in Master Trust                5%            8%           2%           1%            6%            3%           1%             6%
                       ===========   ===========   ==========   ==========   ===========   ===========   ==========   ============


Investments, at fair value, held by the Master Trust at December 31, 1999 are summarized as follows:
                                                                                                         ACTIVE
                                                   SMALL        INTER-                                   FIXED-
                                     DISCIPLINED   COMPANY      NATIONAL     ENHANCED                    INCOME
                       COMPANY       EQUITY        EQUITY II    EQUITY       CASH          DIVERSIFIED   CORE
                       STOCK FUND    FUND          FUND         FUND         FUND          FUND          FUND         TOTAL
The Procter & Gamble
 Company common stock  $94,131,490                                                                                    $ 94,131,490
Mutual funds                         $90,403,642   $5,939,202   $3,536,914   $25,264,139   $36,357,122   $5,556,031    167,057,050
Short-term invest-
 ments                     942,014                                                                                         942,014
                       -----------   -----------   ----------   ----------   -----------   -----------   ----------   ------------

Total investments
 at fair value         $95,073,504   $90,403,642   $5,939,202   $3,536,914   $25,264,139   $36,357,122   $5,556,031   $262,130,554
                       ===========   ===========   ==========   ==========   ===========   ===========   ==========   ============


Investment income from the Master Trust for the year ended December 31, 1999 is summarized as follows:
                                                                                                         ACTIVE
                                                   SMALL        INTER-                                   FIXED-
                                     DISCIPLINED   COMPANY      NATIONAL     ENHANCED                    INCOME
                       COMPANY       EQUITY        EQUITY II    EQUITY       CASH          DIVERSIFIED   CORE
                       STOCK FUND    FUND          FUND         FUND         FUND          FUND          FUND         TOTAL
Net appreciation
 in fair value of
 investments           $15,627,185   $15,265,177   $1,690,909   $  901,360   $ 1,416,290   $ 4,261,467   $    9,284   $ 39,171,672
Dividends                1,058,186                                                                                       1,058,186
Interest                    31,081         1,752          265          246           503           516          189         34,552
                       -----------   -----------   ----------   ----------   -----------   -----------   ----------   ------------

Total                  $16,716,452   $15,266,929   $1,691,174   $  901,606   $ 1,416,793   $ 4,261,983   $    9,473   $ 40,264,410
                       ===========   ===========   ==========   ==========   ===========   ===========   ==========   ============

Plan's equity in net
 earnings (losses)
 of Master Trust       $   970,412   $ 1,121,538   $   32,413   $    8,224   $    94,998   $   113,336   $     (993)  $  2,339,928
                       ===========   ===========   ==========   ==========   ===========   ===========   ==========   ============


Assets of the Master Trust at December 31, 1998 are summarized as follows:
                                                                                                         ACTIVE
                                                   SMALL        INTER-                                   FIXED-
                                     DISCIPLINED   COMPANY      NATIONAL     ENHANCED                    INCOME
                       COMPANY       EQUITY        EQUITY II    EQUITY       CASH          DIVERSIFIED   CORE
                       STOCK FUND    FUND          FUND         FUND         FUND          FUND          FUND         TOTAL
Investments, at fair
 value                 $82,686,007   $76,750,124   $4,587,218   $2,999,260   $26,401,544   $33,445,663   $6,050,716   $232,920,532
Accrued interest and
 dividends                   4,781           235           47            7            38            32           13          5,153
                       -----------   -----------   ----------   ----------   -----------   -----------   ----------   ------------
Total                  $82,690,788   $76,750,359   $4,587,265   $2,999,267   $26,401,582   $33,445,695   $6,050,729   $232,925,685
                       ===========   ===========   ==========   ==========   ===========   ===========   ==========   ============

Plan's investment in
 Master Trust          $ 5,169,429   $ 4,954,572   $  151,318   $   37,808   $ 1,957,009   $   849,480   $  167,439   $ 13,287,055
                       ===========   ===========   ==========   ==========   ===========   ===========   ==========   ============

Plan's percentage
 ownership interest
 in Master Trust                6%            6%           3%           1%            7%            3%           3%             6%
                       ===========   ===========   ==========   ==========   ===========   ===========   ==========   ============


Investments, at fair value, held by the Master Trust at December 31, 1998 are summarized as follows:
                                                                                                         ACTIVE
                                                   SMALL        INTER-                                   FIXED-
                                     DISCIPLINED   COMPANY      NATIONAL     ENHANCED                    INCOME
                       COMPANY       EQUITY        EQUITY II    EQUITY       CASH          DIVERSIFIED   CORE
                       STOCK FUND    FUND          FUND         FUND         FUND          FUND          FUND         TOTAL
The Procter & Gamble
 Company common stock  $82,247,171                                                                                    $ 82,247,171
Mutual funds                         $76,778,262   $4,596,117   $3,005,413   $26,409,391   $33,460,753   $6,048,229    150,298,165
Short-term investments
 (overdraft)               438,836       (28,138)      (8,899)      (6,153)       (7,847)      (15,090)       2,487        375,196
                       -----------   -----------   ----------   ----------   -----------   -----------   ----------   ------------
Total                  $82,686,007   $76,750,124   $4,587,218   $2,999,260   $26,401,544   $33,445,663   $6,050,716   $232,920,532
                       ===========   ===========   ==========   ==========   ===========   ===========   ==========   ============


Investment income from the Master Trust for the year ended December 31, 1998 is summarized as follows:
                                                                                                         ACTIVE
                                                   SMALL        INTER-                                   FIXED-
                                     DISCIPLINED   COMPANY      NATIONAL     ENHANCED                    INCOME
                       COMPANY       EQUITYY       EQUITY II    EQUITY       CASH          DIVERSIFIED   CORE
                       STOCK FUND    FUND          FUND         FUND         FUND          FUND          FUND         TOTAL
Net appreciation
 (depreciation) in
 fair value of
 investments           $11,339,483   $18,695,385   $ (263,745)  $  396,904   $ 1,376,097   $ 4,973,756   $  416,005   $ 36,933,885
Dividends                1,029,974                                                                                       1,029,974
Interest                    49,241            54           83           22           129            41          125         49,695
                       -----------   -----------   ----------   ----------   -----------   -----------   ----------   ------------

Total                  $12,418,698   $18,695,439   $ (263,662)  $  396,926   $ 1,376,226   $ 4,973,797   $  416,130   $ 38,013,554
                       ===========   ===========   ==========   ==========   ===========   ===========   ==========   ============

Plan's equity in
 net earnings of
 Master Trust          $   678,481   $ 1,251,229   $   (8,414)  $    5,802   $   111,507   $   152,995   $   11,811   $  2,203,411
                       ===========   ===========   ==========   ==========   ===========   ===========   ==========   ============



5.   DISTRIBUTIONS PAYABLE

     Distributions payable to participants at December 31, 1999 and 1998 are approximately $52,000 and $24,000, respectively.

                                   * * * * * *



PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE TRUSTEES (OR OTHER PERSONS WHO ADMINISTER THE EMPLOYEE BENEFIT PLAN) HAVE DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED HEREUNTO DULY AUTHORIZED.

                                   Procter & Gamble Subsidiaries
                                   Savings Plan


                                   /s/THOMAS J. MESS
Date:  June 22, 2000               ---------------------------------------
                                   Thomas J. Mess
                                   Secretary for Trustees




                               EXHIBIT INDEX


Exhibit No.                                                 Page No.

  23                Consent of Deloitte & Touche